Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

State or Other Jurisdiction of
Name of Entity	Incorporation or Organization

Remedy Temporary Services, Inc.	California
Remedy Intelligent Staffing, Inc.	California
Remedy Intelligent Staffing Canada, Inc.	Canada
RemX, Inc.	California